Filed by Pinnacle Bankshares Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Virginia Bank Bankshares, Inc.

Pinnacle Bankshares Corporation and Virginia Bank Bankshares, Inc. Announce Strategic Merger

ALTAVISTA, Va. and DANVILLE, Va., January 21, 2020/Globe Newswire/ -- Pinnacle Bankshares Corporation (OTCQX: PPBN) (“Pinnacle”) and Virginia Bank Bankshares, Inc. (OTC Pink: VABB) (“Virginia Bank”) today jointly announced the signing of a definitive agreement to combine in a strategic merger. The combined company would have approximately $703 million in total assets, $624 million in total deposits, and $537 million in loans based upon reported amounts as of September 30, 2019.

The merger agreement was approved by the boards of directors of both companies and has unanimous support from all directors. Under the terms of the agreement, Virginia Bank shareholders will have the opportunity to elect to receive either $16.00 of cash (the “Cash Consideration”) or 0.5000 shares of Pinnacle common stock (the “Stock Consideration”) for each share of Virginia Bank common stock held, subject to the limitation that 70% of the shares will be exchanged for the Stock Consideration and 30% of the shares will be exchanged for the Cash Consideration. After the merger of Virginia Bank into Pinnacle, Pinnacle shareholders will own 71% of the combined company, and Virginia Bank shareholders will own approximately 29%.

The merger creates a larger and stronger institution with a significantly higher lending limit, expanded product offering and access to new markets. Both management teams anticipate that such enhanced scale and efficiency will create meaningful opportunities to drive further growth, profitability and long-term value creation for employees, customers and shareholders.

Aubrey H. “Todd” Hall, III, Pinnacle President and Chief Executive Officer, stated, "This is a tremendous opportunity to combine two neighboring community banks with similar cultures and philosophies in a transformational merger. We have a strong team of experienced personnel throughout the organization and I am honored and proud to lead us in this new endeavor.

Together, we will leverage our resources for the benefit of all stakeholders and are committed more than ever to our community bank strategy."

Donald W. Merricks, Chairman and Chief Executive Officer of Virginia Bank, said, "We believe that Pinnacle is the ideal partner for our bank. Merging these financially sound institutions is a natural fit. Both banks are led by seasoned teams of community bankers who make local decisions to serve the communities in which we operate. This merger will allow us to better provide quality banking services to our customers, a rewarding workplace for our employees, and superior value to our shareholders."

Upon consummation of the transaction, Virginia Bank will merge into Pinnacle and Pinnacle will be the surviving holding company. Following the holding company merger, Virginia Bank and Trust Company will merge into First National Bank and First National Bank will be the surviving bank. Offices of Virginia Bank and Trust Company will be rebranded as First National Bank offices as systems are integrated. No office closures are expected as a result of the merger.

Following the mergers, the boards of directors of Pinnacle and First National Bank will include the current 13 members of the Pinnacle and First National Bank boards and five directors from Virginia Bank. Following the mergers, Pinnacle Chairman Jeb Burton will continue to serve as the Chairman of the boards of directors of Pinnacle and First National Bank, and Virginia Bank Chairman and Chief Executive Officer Donald W. Merricks will serve as Vice Chairman of the boards of directors of Pinnacle and First National Bank. Pinnacle President and Chief Executive Officer Todd Hall will continue to serve as President and Chief Executive Officer of Pinnacle and First National Bank, while Virginia Bank and Trust Company President Jerry Oakes will become the Danville market president for First National Bank, following the mergers.

The transaction is expected to be completed in the third quarter of 2020, subject to approval of both companies’ shareholders, regulatory approvals and other customary closing conditions.

Bank Street Partners, a Performance Trust Company is acting as financial advisor to Pinnacle and Troutman Sanders LLP is acting as its legal advisor in the transaction. Janney Montgomery Scott LLC is acting as financial advisor to Virginia Bank and Williams Mullen is acting as its legal advisor in the transaction.

About Pinnacle

Pinnacle Bankshares Corporation is a locally managed community banking organization based in Central Virginia. The one-bank holding company of First National Bank serves an area consisting primarily of all or portions of the Counties of Campbell, Pittsylvania, Bedford, Amherst and the City of Lynchburg. The Company has a total of 10 branches with two located in the Town of Altavista, where the Bank was founded. Other branch locations include Village Highway in Rustburg, Wards Road near the Lynchburg Regional Airport, Timberlake Road in Campbell County, South Main Street in the Town of Amherst, Old Forest Road, Odd Fellows Road and Main Street in the City of Lynchburg and Forest Road in Bedford County. First National Bank is in its 112th year of operation.

About Virginia Bank

Virginia Bank Bankshares, Inc. is the bank holding company for Virginia Bank and Trust Company. Founded in 1945, Virginia Bank and Trust Company is a state-chartered commercial bank headquartered in Danville, Virginia, with seven banking offices located in Danville and Chatham, Virginia. The bank serves businesses, professionals and consumers with a wide variety of financial services, including retail and commercial banking.

Caution Regarding Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about (i) the benefits and impact of the proposed merger between Pinnacle and Virginia Bank, (ii) Pinnacle’s and Virginia Bank’s plans, obligations, expectations, beliefs and intentions and (iii) other statements in the press release that are not historical facts. Words such as “anticipates,” “believes,” “projects,” “potential,” “intends,” “should,” “expects,” “will,” “may,” and variations of similar expressions often accompany forward-looking statements. These statements are based on the beliefs of the respective managements of Pinnacle and Virginia Bank as to the expected outcome of future events as of the date hereof and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, and degree of occurrence. Results and outcomes may differ materially from what may be expressed or forecasted in or implied by forward-looking statements. Factors that could cause results and outcomes to differ materially include, among others, the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction; the ability to complete the merger as expected and within the expected timeframe; disruptions to customer and employee relationships and business operations caused by the merger; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the merger within the expected timeframe, or at all; changes in local and national economies, or market conditions; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including real estate values and collateral values; deposit flow; the impact of competition from traditional or new sources, and the other factors.

Forward-looking statements speak only as of the date of the press release. All of the forward-looking statements made in this press release are expressly qualified by the cautionary statements contained herein. Readers are cautioned not to rely on the forward-looking statements contained in this press release, as no assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, their ultimate impact on the results of operations or financial condition of Pinnacle or Virginia Bank. Additional information about the proposed merger and the factors that may impact the forward-looking statements may be found in the registration statement on Form S-4 that Pinnacle will file with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.”

Additional Information about the Merger and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. In connection with the proposed merger, Pinnacle will file with the SEC a registration statement on Form S-4 with respect to the offering of Pinnacle common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a joint proxy statement of Pinnacle and Virginia Bank and a prospectus of Pinnacle. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the merger.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of Pinnacle may also obtain free copies of these documents by directing a request by telephone or mail to Pinnacle Bankshares Corporation, 622 Broad Street, Altavista, Virginia 24517; 434-369-3000. Security holders of Virginia Bank may also obtain free copies of these documents by directing a request by telephone or mail to Virginia Bank Bankshares, Inc., 336 Main Street, Danville, Virginia 24541; 434-793-6411.

Pinnacle, Virginia Bank and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Pinnacle and Virginia Bank in connection with the merger. Information about the directors and executive officers of Pinnacle and Virginia Bank may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Contacts

Pinnacle Bankshares Corporation

Aubrey H. “Todd” Hall, III, President and Chief Executive Officer

434-369-3000 or toddhall@1stnatbk.com

Virginia Bank Bankshares, Inc.

Donald W.Merricks, Chairman and Chief Executive Officer

434-793-6411 or dmerricks@vabanktr.com